Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 2,678 Registration Statement Nos. 333-275587; 333-275587-01 Dated June 21, 2024; Filed pursuant to Rule 433

Buffered Participation Securities due December 3, 2026 Based on the Performance of Copper

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	December 3, 2026
Underlying commodity:	Copper grade A (“copper”). Bloomberg ticker symbol: LOCADY. The Bloomberg ticker symbol is being provided for reference purposes only. The commodity price on any trading day will be determined based on the price published by the relevant exchange.
Payment at maturity per security:

•   If the final commodity price is greater than the initial commodity price:

$1,000 + upside payment

•   If the final commodity price is less than or equal to the initial commodity price but is greater than or equal 85% of the initial commodity price, meaning the price has declined by an amount less than or equal to the buffer amount of 15%:

$1,000

•   If the final commodity price is less than 85% of the initial commodity price, meaning the price has declined by an amount greater than the buffer amount of 15%:

$1,000 + [$1,000 x (commodity percent change +15%)]

This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the amount due at maturity be less than $150 per security.

Upside payment:	$1,000 × commodity percent change
Buffer Amount:	15%
Minimum payment at maturity:	$150 per security (15% of the stated principal amount)
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	The commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events
Commodity price:	For any trading day, the official cash offer price per tonne of copper grade A on the relevant exchange for the spot market, stated in U.S. dollars, as published by the relevant exchange on such date.
Relevant exchange:	The London Metal Exchange
Valuation date:	November 30, 2026, subject to postponement for non-trading days and certain market disruption events
Stated principal amount / issue price:	$1,000 per security
Pricing date:	June 28, 2024
Original issue date:	July 3, 2024 (3 business days after the pricing date)
CUSIP / ISIN:	61774FEA6 / US61774FEA66
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/0000950 10324008654/dp213183_424b2-ps2678.htm

Hypothetical Payout at Maturity1

1All payments are subject to our credit risk

Change in Underlying Commodity	Return on Securities
+80.00%	80.00%
+70.00%	70.00%
+60.00%	60.00%
+50.00%	50.00%
+40.00%	40.00%
+30.00%	30.00%
+20.00%	20.00%
+10.00%	10.00%
0.00%	0.00%
-5.00%	0.00%
-10.00%	0.00%
-15.00%	0.00%
-16.00%	-1.00%
-20.00%	-5.00%
-30.00%	-15.00%
-40.00%	-25.00%
-60.00%	-45.00%
-80.00%	-65.00%
-100.00%	-85.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity

For more information about the underlying commodity, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

•	The securities do not pay interest and provide a minimum payment at maturity of only 15% of your principal.

•	The market price of the securities will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the price of the underlying commodity at any time other than the valuation date.

•	Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is approximately $978.10 per security, or within $38.10 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 29-month term of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Commodity

•	The return on the securities is linked to a single commodity, and the price of copper may change unpredictably and affect the value of the securities in unforeseeable ways.

•	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities.

•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

•	Legal and regulatory changes could adversely affect the return on and value of the securities.

•	There are risks relating to the trading of metals on the London Metal Exchange.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.